Zilog Announces Third Quarter
Fiscal 2010 Financial Results

SAN JOSE, Calif., January 27, 2009 /PRNewswire-First Call/ -- Zilog, Inc. (Nasdaq: ZILG), a trusted supplier of application specific, embedded control products including energy management solutions for industrial and consumer markets, today reported financial results for its three- and nine-month periods ended December 26, 2009.

Net sales from continuing operations for the fiscal 2010 third quarter were $8.7 million, a sequential increase of 7 percent and a year-over-year decrease of 4 percent. Licensing royalties were $0.8 million in the third fiscal quarter, compared to $1.0 million in the previous quarter and $0.6 million in Q3 a year ago. The sequential increase in sales reflects a continued improvement in global demand for products following the global economic downturn that commenced in 2008. On February 18, 2009, the Company sold its universal remote control and secured transaction processor businesses ("sale businesses"). In accordance with FASB ASC, the comparative financial statements for its previous fiscal periods ended December 27, 2008, have been restated to reflect the sold businesses as discontinued operations. Further, on December 4, 2009, the Company signed a definitive merger agreement ("Merger Agreement") in which Ixys Corporation ("Ixys") would acquire all of the outstanding shares of the Company for $3.5858 per share in cash, subject to customary closing conditions.

GAAP net income for the fiscal third quarter ended December 26, 2009 was $0.3 million, or 1 cent per share, compared to GAAP net income of $1.6 million, or 9 cents per share, in the previous fiscal quarter and a GAAP net loss of $5.7 million, or 33 cents per share, for fiscal Q3 a year ago. Net income for the fiscal 2010 third quarter includes special charges of $0.6 million, or 3 cents per share, which included $0.5 million in legal and other costs associated with the Merger Agreement. The previous quarter's results included $1.55 million in income from discontinued operations. Results for the third fiscal quarter a year ago included special charges of $1.7 million and net losses from discontinued operations of $0.4 million. Special charges in Q3 fiscal 2009 included costs associated with reductions in headcount as a result of declining sales driven by the downturn in the global economy.

"Zilog achieved its fourth consecutive quarter of profitability. This was highlighted with sequential increases in sales, gross margins and cash. The financial results exceeded our previous guidance in both top and bottom line performance," said Darin G. Billerbeck, Zilog's president and chief executive officer. "Additionally, the strategic review process that has been on going since July, 2008 moved to the next stage with the signing, on December 4, 2009, of a Merger Agreement with Ixys. In this, Ixys plans to acquire the company for more than $62 million in cash. We expect to hold a special meeting of shareholders on February 17, 2010 to vote on the merger. If the merger is approved we expect to close shortly thereafter."

On a year-to-date basis for the nine months ended December 26, 2009, sales were $24.0 million and GAAP net income was $2.2 million, or 13 cents per share, compared to sales of $29.1 million and a GAAP net loss of $9.0 million, or 53 cents per share for the nine months ended December 27, 2008. The financial results reflect an $11.2 million favorable improvement in net income for the fiscal 2010 nine-month period as compared to the comparable period in 2009. This improvement reflects a $5.1

million reduction in sales offset by improved product gross margins from 40 percent to 45 percent, a $10.5 million or 49 percent reduction in operating expenses, a $2.6 million reduction in special charges and amortization of intangible assets and the benefit of $1.0 million in patent sales. Additionally, fiscal 2010 year to date net income as compared to fiscal 2009 was negatively impacted by a $3.1 million reduction in net income from discontinued operations offset by a $1.6 million discontinued operations gain on sale reflecting the receipt of 50 percent of an escrow receivable related to the sale businesses. Fiscal 2009 results for the nine months ended December 27, 2008 included special charges of $2.8 million reflecting severance and other related costs associated with the global economic downturn resulting in a significant worldwide reduction in force. Additionally, special charges included costs associated with the production test outsource activities as well as expenses associated with the strategic alternatives review.

The Company reported cash, cash equivalents and long-term investments of $37.4 million at December 26, 2009, compared to $36.4 million and $33.3 million at September 26, 2009 and March 31, 2009, respectively. Net cash provided by continuing operating activities was $3.2 million for the year to date nine months of fiscal 2010, as compared to net cash used in continuing operating activities of $6.9 million for the comparative nine month period a year ago. On a non-GAAP basis, adjusted EBITDA from continuing operations, as defined below, was positive $1.4 million for the fiscal 2010 third quarter, as compared to positive $0.7 million in the prior fiscal quarter and negative $2.6 million in the third fiscal quarter a year ago. On a year to date basis, adjusted EBITDA from continuing operations was positive $2.8 million for the nine months ended December 26, 2009 as compared to negative $6.4 million for the comparative nine months a year ago.

"Fiscal Q3 was the second consecutive quarter of higher customer demand and included strengthened distribution resales. Our gross margins improved to 49.7 percent of sales for the quarter reflecting the benefit of a stronger mix of our more mature classic products. Additionally, the improved gross margins reflect reduced costs resulting from our strategic realignment following the sale of the universal remote control and secured transaction processor businesses in February 2009," said Perry J. Grace, Zilog's executive vice president and chief financial officer. "Our balance sheet continued to strengthen with another quarter of increased cash. The outlook for this quarter reflects the traditional seasonal slowdown in demand with an expected sequential reduction in sales. As was the case in Q3, we expect distribution end-demand to be the key to determining final sales levels for Q4 and for fiscal 2010 as a whole."

The Company expects net sales for its fiscal 2010 fourth quarter ending March 31, 2010, to be lower by 3 percent to 5 percent, as compared to the third fiscal quarter ended December 26, 2009. Additionally in the fourth quarter, the Company expects $1.55 million in cash receipts from its remaining 50 percent of an escrow amount associated with the sale of its discontinued business in February 2009.

NON-GAAP FINANCIAL INFORMATION (Unaudited)

The Company may make reference to certain Non-GAAP financial measures. Management believes that these Non-GAAP measures are useful measures of operating performance and liquidity because they may exclude the impact of certain items, such as amortization of intangible assets, stock-based compensation, depreciation, non-operating interest, income taxes and special charges. However, these Non-GAAP measures should be considered in addition to, not as a substitute for, or superior to, net income (loss) and net cash provided by (used in) operating activities, or other financial measures prepared in accordance with GAAP.

	Three Months Ended				
	Dec. 26, 2009	Sep. 26, 2009	Jun. 27, 2009	Mar. 31, 2009	Dec. 27, 2008
			(in thousands)		
Reconciliation of Non-GAAP Net Income (Loss) to GAAP Net Income (Loss)					
Non-GAAP net income (loss) from continuing operations	$1,035	$332	$394	($1,776)	($2,871)
Non-GAAP adjustments on continuing operations:					
Special charges and credits	578	77	135	3,478	1,696
Amortization of intangible assets	-	-	-	174	209
Non-cash stock-based compensation COS	35	19	19	21	44
Non-cash stock-based compensation R&D	43	20	24	(24)	126
Non-cash stock-based compensation SG&A	171	166	183	201	297
Total non-GAAP adjustments, continuing operations	827	282	361	3,850	2,372
GAAP net income (loss) from continuing operations	$208	$50	$33	($5,626)	($5,243)

Non-GAAP Net Income (Loss) from continuing operations (Unaudited)

Non-GAAP net income (loss) from continuing operations (Non-GAAP net income (loss)) excludes special charges and non-cash charges relating to the amortization of intangible assets and stock-based compensation. Following the sale of the universal remote control and secured transaction processor businesses in February 2009, Non-GAAP net income (loss) was restated to exclude amounts related to the Company's discontinued operations. We believe that Non-GAAP net income (loss) is a useful measure as it excludes certain special charge items as well as certain non-cash charges, which facilitates a comparison of the Company's operating performance. However, this Non-GAAP measure should be considered in addition to, not as a substitute for, or superior to, the net loss measured in accordance with GAAP.

	Three Months Ended					Nine Months Ended	
Reconciliation of Net Income (Loss) and Cash Flows From Operating Activities to EBITDA	Dec. 26, 2009	Sep. 26, 2009	Jun. 27, 2009	Mar. 31, 2009	Dec. 27, 2008	Dec. 26, 2009	Dec. 27, 2008
			(in thousands)				
Reconciliation of net income (loss) to EBITDA:							
Net income (loss) from continuing operations	$208	$50	$33	($5,626)	($5,243)	$292	($12,424)
Depreciation and amortization	328	338	318	452	466	984	1,380
Interest income	(5)	(6)	(3)	(4)	(24)	(14)	(143)
Provision (benefit) for income taxes	36	22	40	(2)	67	98	183
EBITDA from continuing operations	$567	$404	$388	($5,180)	($4,734)	$1,360	($11,004)
Reconciliation of EBITDA to net cash provided by (used in) conitnuing operating activities:							
EBITDA	$567	$404	$388	($5,180)	($4,734)	$1,360	($11,004)
Provision (benefit) for income taxes	(36)	(22)	(40)	2	(67)	(98)	(183)
Interest income	5	6	3	4	24	14	143
Non-cash stock-based compensation	249	205	226	198	467	680	1,126
Loss on disposition of operating assets	-	-	-	986	11	-	46
Changes in other operating assets and liabilities	176	(393)	1,457	(4,119)	(571)	1,239	2,976
Net cash provided by (used in) continuing operating activities	$961	$200	$2,034	($8,109)	($4,870)	$3,195	($6,896)

Non-GAAP EBITDA (Unaudited)

Management believes that Non-GAAP EBITDA ("EBITDA"), that is Earnings or loss Before Interest, Taxes, Depreciation and Amortization, is a useful measure of financial performance. Following the sale of the universal remote control and secured transaction processor businesses in February 2009, EBITDA was restated to exclude amounts related to the Company's discontinued operations. We believe that the disclosure of EBITDA helps investors more meaningfully evaluate our liquidity position by the elimination of non-cash related items such as depreciation and amortization. We believe that our investors regularly use EBITDA as a measure of the liquidity of our business. Our management uses EBITDA as a supplement to cash flows from operations as a way to assess the cash generated from our business available for capital expenditures and the servicing of other requirements including working capital.

	Three Months Ended					Nine Months Ended	
Reconciliation of Net Income (Loss) and Cash Flows From Operating Activities to Adjusted EBITDA	**Dec. 26, 2009**	**Sep. 26, 2009**	**Jun. 27, 2009**	**Mar. 31, 2009**	**Dec. 27, 2008**	**Dec. 26, 2009**	**Dec. 27, 2008**
				(in thousands)			
Reconciliation of net income (loss) to Adjusted EBITDA:							
Net income (loss) from continuing operations	$208	$50	$33	($5,626)	($5,243)	$292	($12,424)
Depreciation and amortization including intangibles	328	338	318	626	675	984	2,007
Interest income	(5)	(6)	(3)	(4)	(24)	(14)	(143)
Provision (benefit) for income taxes	36	22	40	(2)	67	98	183
Special charges and credits	578	77	135	3,478	1,696	790	2,840
Non-cash stock-based compensation	249	205	226	198	467	680	1,126
Adjusted EBITDA, continuing operations	$1,394	$686	$749	($1,330)	($2,362)	$2,830	($6,411)
Reconciliation of Adjusted EBITDA to net cash provided by (used in) continuing operating activities:							
Adjusted EBITDA, continuing operations	$1,394	$686	$749	($1,330)	($2,362)	$2,830	($6,411)
Special charges and credits	(578)	(77)	(135)	(3,478)	(1,696)	(790)	(2,840)
Provision (benefit) for income taxes	(36)	(22)	(40)	2	(67)	(98)	(183)
Interest income	5	6	3	4	24	14	143
Loss on disposition of operating assets	-	-	-	986	11	-	46
Changes in other operating assets and liabilities	176	(393)	1,457	(4,293)	(780)	1,239	2,349
Net cash provided by (used in) continuing operating activities	$961	$200	$2,034	($8,109)	($4,870)	$3,195	($6,896)

Non-GAAP Adjusted EBITDA (Unaudited)

EBITDA reflects our Earnings or loss Before Interest, Taxes, Depreciation and Amortization. Additionally, management uses separate "Adjusted EBITDA" calculations for purposes of determining certain employees' incentive compensation and, subject to meeting specified Adjusted EBITDA amounts. Adjusted EBITDA, as we define it, excludes interest, income taxes, effects of changes in accounting principles and non-cash charges such as depreciation, amortization, in-process research and development, and stock-based compensation expense. It also excludes cash and non-cash charges associated with reorganization items and special charges and credits, which represent operational restructuring charges, including asset write-offs, employee termination costs, relocation costs, lease termination costs, costs associated with selling our discontinued operations and costs associated with our merger with Ixys. Adjusted EBITDA also excludes changes in operating assets and liabilities, which are included in net cash provided by (used in) operating activities. Following the sale of the universal remote control and secured transaction processor businesses in February 2009, Adjusted EBITDA was restated to exclude amounts related to the Company's discontinued operations. Our management uses

Adjusted EBITDA as a supplement to cash flows from operations as a way to assess the cash generated from our business available for capital expenditures and the servicing of other requirements including working capital. This Non-GAAP Adjusted EBITDA measure allows management to monitor cash generated from the operations of the business. However, this Non-GAAP measure should be considered in addition to, not as a substitute for, or superior to, net loss and net cash provided or used in operating activities prepared in accordance with GAAP.

Earnings conference call

The Company will be conducting a conference call with analysts and investors today January, 27, 2010 at 2:00 p.m. PST (5:00 p.m. EST) to review the details of its financial results. Analysts and investors may access the call by dialing (866) 203-2528 within the United States or (617) 213-8847 from outside the United States, using participant pass code 3160 3197. The webcast will be distributed in a listen-only mode through Zilog's website at http://www.zilog.com. Additionally, institutional investors can access the call via StreetEvents at www.streetevents.com.

Following the completion of the earnings call, an audio MP3 replay will be available from the Company's investor relations website at www.zilog.com. A telephone replay of the conference call will also be available for one week after the conference call at (888) 286-8010 (U.S.) and (617) 801-6888 (international) and can be accessed using pass code 3066 6050.

About Zilog, Inc.

Zilog is a trusted supplier of application specific, embedded system-on-chip (SoC) solutions for the industrial and consumer markets. From its roots as an award-winning architect in the microprocessor and microcontroller industry, Zilog has evolved its expertise beyond core silicon to include SoCs, single board computers, application specific software stacks and development tools that allow embedded designers quick time to market in areas such as energy management, monitoring and metering and motion detection. For more information, visit http://www.zilog.com.

EZ80ACCLAIM!, Zilog, Z8, Z80, eZ80, Z8 ENCORE!, Encore!XP and Zneo are registered trademarks of Zilog, Inc. in the United States and in other countries.

Other product and or service names mentioned herein may be trademarks of the companies with which they are associated.

Cautionary Statements

This release contains forward-looking statements (including those related to our expectations for our March 2010 quarter, the timing and outcome of our shareholder vote, the timing of the merger if approved, the expected receipt of the remaining escrow receivable and our position as the global economy recovers) relating to expectations, plans or prospects for Zilog, Inc. that are based upon the current expectations and beliefs of Zilog's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, weakness in our 8-bit classic or embedded flash products could negatively impact our March 2010 fiscal quarter. Changes in requirements for supporting the Transition Services Agreement with Maxim Integrated Products, Inc., which was as a result of selling the universal remote control and secured transaction processor businesses and is currently scheduled to terminate on February 18, 2010, could impact our cash projections. Any major claims against the escrow fund resulting in the delay or reduction of the amount to be received could negatively impact our cash flow expectations. We are being sued in Delaware and California for certain claims relating to our proposed merger with Ixys. These claims are disclosed in our proxy statement filed with U.S. Securities and Exchange Commission ("SEC") on January 15, 2010. Further legal actions may be made by these parties or other parties that could impact the timing of our shareholder vote and the closing of the proposed merger. Additionally, our ability to attract and retain technical employees may be negatively impacted by uncertainties relating to potential future changes in the ownership and control of the Company which may make it difficult to execute on our long-term strategy.

Notwithstanding changes that may occur with respect to customer matters relating to the forward-looking statements, Zilog does not expect to, and disclaims any obligation to update such statements until release of its next quarterly earnings announcement or in any other manner. Zilog, however, reserves the right to update such statement, or any portion thereof, at any time for any reason.

The financial information presented herein is unaudited and is subject to change as a result of subsequent events or adjustments, if any, arising prior to the filing of the Company's Form 10-Q for the periods ended December 26, 2009.

For a detailed discussion of these and other cautionary statements, please refer to the risk factors discussed in filings with the SEC, including but not limited to, the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2009, and any subsequently filed reports. All documents also are available through the SEC's Electronic Data Gathering Analysis and Retrieval system (EDGAR) at http://www.sec.gov or from the Company's website at www.Zilog.com and can be found under the investor section.

Contact:
Daniel Francisco
Francisco Group
Zilog Communications
(916) 812-8814
Source: Zilog, Inc. www.Zilog.com

Zilog, Inc.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	Dec 26, 2009	March 31, 2009
ASSETS		
Current assets:		
Cash and cash equivalents	$36,980	$32,230
Accounts receivable, net	3,156	1,698
Receivables under transition services agreement	255	1,696
Escrow receivable related to sold business	1,550	3,100
Inventories	3,285	4,022
Deferred tax asset	10	10
Prepaid expenses and other current assets	1,110	1,199
Current assets associated with discontinued operations	-	960
Total current assets	46,346	44,915
Long term investments	375	1,100
Property, plant and equipment, net	1,856	2,347
Goodwill	1,861	2,211
Other assets	1,320	1,079
Total assets	$51,758	$51,652
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short term debt	$ -	$346
Accounts payable	2,532	1,939
Payables under transition services agreement	1,516	275
Income taxes payable	174	195
Accrued compensation and employee benefits	1,455	1,349
Other accrued liabilities	3,888	3,828
Deferred income including remaining escrow	6,048	8,024
Current liabilities associated with discontinued business	-	1,256
Total current liabilities	15,613	17,212
Deferred tax liability	10	10
Other non-current liabilities	1,536	2,804
Total liabilities	17,159	20,026
Stockholders' equity:		
Common stock	186	186
Additional paid-in capital	128,131	127,436
Treasury stock	(7,563)	(7,563)
Other comprehensive income	209	173
Accumulated deficit	(86,364)	(88,606)
Total stockholders' equity	34,599	31,626
Total liabilities and stockholders' equity	$51,758	$51,652

Zilog, Inc.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except per share data and percentages)

	Three Months Ended		Nine Months Ended	
	Dec. 26, 2009	Dec. 27, 2008	Dec. 26, 2009	Dec. 27, 2008
Net sales from continuing operations	$8,670	$9,035	$23,975	$29,113
Cost of sales	4,359	6,091	13,264	17,436
Gross margin	4,311	2,944	10,711	11,677
Gross margin %	49.7%	32.6%	44.7%	40.1%
Operating expenses:				
Research and development	1,252	1,657	3,462	5,147
Selling, general and administrative	2,345	4,696	7,196	15,911
Special charges	578	1,696	790	2,840
Amortization of intangible assets	-	209	-	627
Total operating expenses	4,175	8,258	11,448	24,525
Operating income (loss) from continuing operations	136	(5,314)	(737)	(12,848)
Interest and other income :				
Interest income	5	24	14	143
Other income, net	103	114	1,113	464
Income (loss) from continuing operations before provision for income taxes	244	(5,176)	390	(12,241)
Provision for income taxes	36	67	98	183
Net income (loss) from continuing operations	208	(5,243)	292	(12,424)
Net income (loss) from discontinued operations	30	(425)	386	3,459
Gain from sale of discontinued operations, net of tax	17	-	1,564	-
Net income (loss)	$255	($5,668)	$2,242	($8,965)
Basic and diluted net income (loss) from continuing operations per share	$0.01	($0.31)	$0.02	($0.73)
Basic and diluted net income (loss) from discontinued operations per share	-	(0.02)	0.02	0.20
Basic and diluted net income from gain on sale of discontinued operations net of tax per share	-	-	0.09	-
Basic and diluted net income (loss) per share	$0.01	($0.33)	$0.13	($0.53)
Weighted-average shares used in computing basic net income (loss) per share	17,308	17,071	17,278	16,982
Weighted-average shares used in computing diluted net income (loss) per share	17,318	17,071	17,279	16,982

Zilog, Inc.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

| | Nine Months Ended | |
	Dec. 26, 2009	Dec. 27, 2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss) from continuing operations	$292	($12,424)
Adjustments to reconcile net income (loss) to net cash		
provided by (used in) continuing operating activities:		
Depreciation and amortization	984	1,380
Disposition of operating assets	-	46
Non-cash stock-based compensation	680	1,126
Amortization of fresh-start intangible assets	-	627
Goodwill	350	-
Changes in operating assets and liabilities:		
Accounts receivable, net	(1,458)	(620)
Receivable under transition services agreement	1,441	-
Escrow receivable	1,550	-
Inventories	737	2,400
Prepaid expenses and other current and non-current assets	(116)	(163)
Accounts payable	593	167
Payable under transition services agreement	1,241	-
Accrued compensation and employee benefits	106	(328)
Deferred income from disti and escrow	(1,976)	(494)
Accrued and other current and non-current liabilities	(1,229)	1,387
Net cash provided by (used in) continuing operating activities	3,195	(6,896)
Net cash provided by discontinued operating activities	90	3,642
CASH FLOWS FROM INVESTING ACTIVITIES:		
Redemption of long term investments	725	625
Capital expenditures	(494)	(519)
Net cash provided by investing activities	231	106
Net cash provided by sale of discountinued operations	1,564	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from short term debt	-	660
Payments on short term debt	(346)	(692)
Proceeds from issuance of common stock under		
employee stock purchase and stock option plans	16	112
Net cash provided by (used in) financing activities	(330)	80
Net cash provided by discontinued financing activities	-	3
Increase in cash and cash equivalents	4,750	(3,065)
Cash and cash equivalents at beginning of period	32,230	16,625
Cash and cash equivalents at end of period	$36,980	$13,560

Zilog, Inc.
SELECTED UNAUDITED TRENDED FINANCIAL INFORMATION
(Amounts in thousands except percentages, selected key metrics and per share amounts)

	Three Months Ended					Nine Months Ended	
	Dec. 26, 2009	Sep. 26, 2009	Jun. 27, 2009	Mar. 31, 2009	Dec. 27, 2008	Dec. 26, 2009	Dec. 27, 2008
Sales & Expenses Information:							
Net sales from continuing operations	$8,670	$8,070	$7,235	$7,044	$9,035	$23,975	$29,113
Cost of sales	4,359	4,386	4,520	4,379	6,091	13,264	17,436
Gross margin	4,311	3,684	2,715	2,665	2,944	10,711	11,677
Gross margin %	49.7%	45.7%	37.5%	37.8%	32.6%	44.7%	40.1%
Operating expenses:							
Research and development	1,252	1,179	1,031	1,118	1,657	3,462	5,147
Selling, general and administrative	2,345	2,370	2,481	3,442	4,696	7,196	15,911
Special charges and credits	578	77	135	3,478	1,696	790	2,840
Amortization of intangible assets	-	-	-	174	209	-	627
Total operating expenses	4,175	3,626	3,647	8,212	8,258	11,448	24,525
Operating income (loss) from continuing operations	136	58	(932)	(5,547)	(5,314)	(737)	(12,848)
Interest income	5	6	3	4	24	14	143
Other income (expense)	103	8	1,002	(85)	114	1,113	464
Income (loss) from continuing operations before provision for income taxes	244	72	73	(5,628)	(5,176)	390	(12,241)
Provision (benefit) for income taxes	36	22	40	(2)	67	98	183
Net income (loss) from continuing operations	208	50	33	(5,626)	(5,243)	292	(12,424)
Net income (loss) from discontinued operatons	30	36	320	(3,831)	(425)	386	3,459
Gain from sale of discontinued oprations, net of tax	17	1,547	-	21,606	-	1,564	-
Net income (loss)	$255	$1,633	$353	$12,149	($5,668)	$2,242	($8,965)
Basic and diluted net income (loss) from continuing operations per share	$0.01	-	-	($0.33)	($0.31)	$0.02	($0.73)
Basic and diluted net income (loss) from discontinued operationsper share	-	-	0.02	(0.22)	(0.02)	0.02	0.20
Basic and diluted net income from gain on sale of discontinued operations per share	-	0.09	-	1.26	-	0.09	-
Basic and diluted net income (loss) per share	$0.01	$0.09	$0.02	$0.71	($0.33)	$0.13	($0.53)
Weighted average basic shares	17,308	17,291	17,230	17,171	17,071	17,278	16,982
Weighted average diluted shares	17,318	17,297	17,230	17,171	17,071	17,279	16,982
Net Sales Information:							
Net Sales - by channel							
Direct	$1,913	$2,310	$1,685	$1,849	$1,625	$5,908	$5,658
Distribution	6,757	5,760	5,550	5,195	7,410	18,067	23,455
Total net sales	$8,670	$8,070	$7,235	$7,044	$9,035	$23,975	$29,113
Net Sales - by region							
America's	$3,593	$3,466	$2,853	$2,975	$3,569	$9,912	$11,312
Asia (including Japan)	3,626	3,326	3,336	2,571	4,046	10,288	12,530
Europe	1,451	1,278	1,046	1,498	1,420	3,775	5,271
Total net sales	$8,670	$8,070	$7,235	$7,044	$9,035	$23,975	$29,113
Selected Key Metrics (as defined in our Form 10-Q and 10-K)							
Days sales outstanding	33	38	27	22	28	33	28
Net sales to inventory ratio (annualized)	10.6	8.6	8.7	7.0	8.0	10.6	8.0
Current ratio	3.0	2.8	2.6	2.6	1.5	3.0	1.5
Distributor weeks of inventory	13	12	12	18	13	13	13
Other Selected Financial Metrics							
Depreciation and amortization	$328	$338	$318	$452	$466	$984	$1,380
Stock based compensation	$249	$205	$226	$198	$467	$680	$1,126
Capital expenditures	$33	$141	$320	$107	$82	$494	$519
Cash and cash equivalents	$36,980	$35,998	$33,826	$32,230	$13,560	$36,980	$13,560
Long term investments	$375	$375	$900	$1,100	$1,300	$375	$1,300
Cash and long term investments	$37,355	$36,373	$34,726	$33,330	$14,860	$37,355	$14,860
Short term debt	-	-	-	$346	$693	-	$693
Cash and long term investments, net of debt	$37,355	$36,373	$34,726	$32,984	$14,168	$ 37,355	$ 14,168
EBITDA, adjusted	$1,394	$686	$749	($1,330)	($2,362)	$2,830	($6,411)